Value Line Mutual Funds

7 Times Square, 21st Floor

New York, NY 10036

212-907-1850

April 29 , 2014

Via Edgar

Mr. Sonny Oh

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Value Line Centurion Fund, Inc.
File Nos. 2-86337; 811-03835
Value Line Strategic Asset Management Trust
File Nos. 33-16245; 811-05276

Dear Mr. Oh:

In response to your comments on the recent filing by the registrants (each, a “Fund” and collectively, the “Funds”) noted above, the following changes (unless otherwise indicated) will be made to the Prospectus and Statement of Additional Information of each Fund and filed pursuant to Rule 497(c) of the Securities Act of 1933.

  You asked that the “Shareholder Fees” portion of the Fee Table be included pursuant to Item 3 of Form N-1A. However, it is our understanding that pursuant to Instruction 1(c) the Funds may omit from the Table the captions referring to shareholder fees and expenses which the Funds do not charge. Neither Fund charges any of the fees or expenses referred to in the captions under Shareholder Fees.

  The last row of the Annual Operating Expenses table will be revised to read “Net Expenses after Fee Waiver”.

  Under the caption “Portfolio turnover”, the phrase “and may result in higher taxes when Fund shares are held in a taxable account” will be eliminated.

  “Illiquidity Risk” has been deleted as a principal risk for both Funds inasmuch as there is a very low probability of any of the Funds’ investments becoming illiquid. “Portfolio Turnover Risk” has been deleted as a principal risk for Value Line Centurion Fund. There is a section headed “Portfolio turnover” under “Non-principal investment strategies” on page 9 of the Prospectus of Value Line Centurion Fund.

  The summary portion of the Prospectus of the Value Line Strategic Asset Management Trust has been revised to include all of the principal risks included in the statutory prospectus.

  The last sentence on page 11 of the Value Line Centurion Prospectus has been moved to the following page.

  The last paragraph on page 11 and 14 of Value Line Centurion Fund and Value Line Strategic Asset Management Trust, respectively, has been revised to read “Please see the Statement of Additional Information for a further discussion of non-principal risks.”

  Under “Fund Performance”, the word “potential” appearing before the word “risks” has been deleted.

  The description regarding the calculation of NAV in the Prospectus has been expanded to incorporate relevant disclosure from the Statement of Additional Information. Also, both the Prospectus and the Statement of Additional Information now clarify that the Funds may price orders which are received from GIAC after the daily NAV calculation at such day’s NAV (and not the next calculated NAV) provided that the order was received in good standing from the contractowner by GIAC before the NAV calculation.

  The text of the first footnote to the Financial Highlights Table has been included in the introductory paragraph to that table.

  On the cover page of the Statement of Additional Information the phrase “as indicated above” has been inserted at the end of the first paragraph.

  The table in the Statement of Additional Information that is responsive to Item 17(a) of Form N-1A has been revised to show the age of each individual rather than the year of birth and to more closely conform to the requirements of the Form.

  The Directors’ Ownership Table and the Directors’ Compensation Table have been revised to more closely conform to Items 17(b)(4) and 17(c)(1).

  The discussion regarding control persons and principal holders of securities has been revised to more clearly explain the 100% ownership of record by Guardian Insurance & Annuity Company, Inc. (“GIAC”) and the effect it may have on the voting rights of variable contractholders that invest in the Fund through GIAC.

  This is to confirm that all of the parties that receive portfolio holdings information are disclosed as required by Item 16(f) under the Disclosure of Portfolio Holdings section of the Statement of Additional Information.
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  This is to confirm that the absence of information listed under Item 29 is accurate. Neither Fund controls or is under common control with another entity.

  With regard to Item 34, the Funds take the position that the GIAC Agreement may be omitted from Item 34 because it is a participation agreement that does not qualify as a management-related service contract within the definition set forth in Instruction 1 to Item 19(d). However, a description of the GIAC Agreement has been added under the Service and Distribution Plan section of the Statement of Additional Information in accordance with Item 19(h). Similarly, the Administration Agreement may be omitted from Item 34 because it is discussed on page B-13 and B-18 in the Statement of Additional Information of Value Line Centurion Fund and Value Line Strategic Asset Management Trust, respectively.

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An Interactive Data File will be submitted to the Commission as an amendment to the Funds’ Registration Statements. In addition, it is our understanding that the caption “Approximate Date of Proposed Public Offering” is only required on the facing sheet when securities are initially being registered for a public offering and not when funds are engaged in a continuous public offering of securities as the Funds are,

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Each registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the filing that is the subject of this letter and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact me at 212-907-1850.

Very truly yours,

Peter D. Lowenstein

Legal Counsel

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